ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 11, 2015	Dylan Sherwood T +1 212-841-5708 F +1 646-728-1536 dylan.sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Amy Miller

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Strategic Commodity Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Miller:

This letter is being filed to respond to a comment received from you on March 6, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 31 to its registration statement. PEA No. 31 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on January 22, 2015 and is designated to become effective on April 7, 2015. The purpose of PEA No. 31 was to register Class I and Class N shares of the Fund, a new series of the Trust.

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

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Comment: Please explain why the Fund’s proposed name does not require a policy to invest 80% of the value of its net assets in “commodities” in accordance with Rule 35d-1 under the 1940 Act.

Response: The Trust does not believe that Rule 35d-1 applies to its proposed name. The Staff has stated that Rule 35d-1 would not apply to a term that suggests an investment objective or strategy rather than a type of investment. See Frequently Asked Questions About Rule 35d-1 (Investment Company Names), Question 9, (Dec. 2001), available at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (stating that Rule 35d-1 does not apply to the term “Income” in a Fund’s name when that term suggests an investment objective or strategy rather than a type of investment). The term “Strategic Commodity” in the Fund’s name suggests that the Fund follows an opportunistic strategy in its investing, rather than a type of investment.

The Fund’s principal investment strategies permit the Fund to invest in both long and short commodity-related investments “strategically,” based on the Fund’s investment adviser’s investment view at the time. For example, the Fund may take a short position in a futures contract when the Fund’s investment adviser believes the value of the long version of the same futures contract will decline. For these reasons, the Fund’s proposed name does not suggest a type of investment, but rather the investment strategy the Fund seeks to pursue in effecting its principal investment strategies.

The Fund’s position is consistent with the Staff’s treatment of other similarly-named funds. A brief, non-exhaustive survey identified eight funds with the term “Commodity Strategy” in their names. Of those eight funds, none had adopted a policy under Rule 35d-1. Moreover, all but one of the funds sought only long exposure to commodities.1 Given that the term “Strategic Commodity” in the Fund’s name is intended to convey additional detail about the Fund’s strategy (i.e., that it will follow an opportunistic strategy) and clearly suggests an investment strategy (rather than a type of investment), there would seem to be little to no basis to treat the Fund differently from those other existing funds with the term “Commodity Strategy” in their names.

In any event, the Fund further submits that it expects, under ordinary circumstances, that its investment exposure (other than cash or short-term fixed income instruments held as collateral or potential collateral) will consist principally, if not exclusively, of commodity-related investments. Therefore, the purpose of Rule 35d-1, which is to require registered investment companies to invest in a manner consistent with their name, should not be viewed as offended by Fund’s proposed name and investment strategies.2

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1 One of the funds used the term “Active Commodities Strategy” in its name. It too has not adopted a policy under Rule 35d-1.

2 The Fund does not, however, expect to be able to represent that 80% or more of the market value of its investments will be in commodity-related investments as the Fund expects to obtain a significant portion of its investment exposure through derivative contracts, the market value of which may be significantly less than their investment or “notional” value.

We believe that this submission fully responds to the comment described above. We will respond to your other comments in a future filing. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Ronald R. Redell
Cortnee T. Connor Keith T. Kirk Timothy W. Diggins, Esq. Jeremy C. Smith, Esq.